UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number 001-40459

ERO COPPER CORP.

(Translation of registrant's name into English)

625 Howe Street, Suite 1050

Vancouver, British Columbia V6C 2T6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐          Form 40-F ☒

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File NO. 333-274097)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.

	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: SVP, General Counsel and Corporate Secretary
Date: November 8, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	Consent of Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148)

99.2	Underwriting Agreement, dated November 8, 2023

99.3	Material Change Report, dated November 7, 2023